UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2026
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Capital Increase by Means of Subscription of News Shares

As resolved at the Meeting of the Board of Directors held on July 29, 2026, Bradesco is proceeding with a share capital increase in the amount of R$ 10,000,000,000.00, by means of an issuance of 302,876,396 new common shares (“ON Shares”) and 301,976,357 new preferred shares (“PN Shares”), all registered and book-entry shares, with no par value, with the issue price of R$ 15.43 per ON Share and R$ 17.64 per PN Share, within the limit of the authorized capital, for private subscription by its shareholders.

For this purpose, Bradesco clarifies that:

•       shareholders may exercise their preemptive rights of the period from August 6, 2026 to September 4, 2026 (the “Preemptive Rights Exercise Period”), at a ratio of 5.721967934% based on their shareholding as of August 4, 2026, over to shares of the same class;

•       share subscription rights holders whose rights are held in custody with the Central Depositary of B3 S.A. - Brasil, Bolsa, Balcão and who wish to subscribe for shares must do so through their respective custodians, in accordance with the rules established by the Central Depositary and within the Preemptive Rights Exercise Period;

•       shareholders holding subscription rights whose shareholding is recorded in the share registry book, under custody of Banco Bradesco, as of the record date for subscription rights, August 4, 2026, may exercise their subscription rights during the preemptive period through the Bradesco Digital Documents Portal, via the electronic address https://documentosdigitaiscustodia.bradesco/login. The operating procedures for exercise of preemptive rights through the Bradesco Digital Documents Portal are available in Exhibit I to this Notice to Shareholders, as well as in the Bradesco Digital Documents Portal under the “FAQ - Frequently Asked Questions” and “Corporate Documents” sections and through the “Questions” button available on the platform;

•       shareholders who do not wish to exercise their preemptive rights may trade such rights on B3 S.A. - Brasil, Bolsa, Balcão at market prices from August 6, 2026 (inclusive) until September 1, 2026 (inclusive), through Ágora Corretora de Títulos e Valores Mobiliários S.A. or any other securities brokerage firm of their choice;

•       the new shares shall be paid up in cash, at the time of subscription: (i) through debit to a checking account maintained with Banco Bradesco S.A.; and/or (ii) via “PIX”. Alternatively, in lieu of the two methods described above, shareholders may elect to pay for the subscribed shares, in whole or in part, through the offset of credits arising solely from the JCP declared by the Company on March 25 and June 23, 2026, payable on September 15, 2026;

•       the remaining unsubscribed shares shall be allocated among the subscribers who have expressed their intention to subscribe to such remaining shares at the time of the exercise of their preemptive rights. After the end of the first unsubscribed shares allocation period, should any shares remain unsubscribed, the Company may, at the sole discretion of its management, conduct one or more additional allocations of unsubscribed shares. Subscribers who have expressed their interest in reserving unsubscribed shares in their respective subscription forms shall be entitled to participate in the allocations of unsubscribed shares, including any additional unsubscribed shares, regardless of the class of shares they hold. The specific procedures and deadlines for the subscription and payment of unsubscribed shares and any additional unsubscribed shares, including whether an auction of unsubscribed shares will be held, shall be detailed and disclosed by the Company in due course;

•       partial approval of the capital increase is authorized, provided that the minimum amount of BRL 8 billion is subscribed, subject to the other conditions approved by the Board of Directors; and

•       upon expiration of the period for the exercise of preemptive rights and the subscription of unsubscribed shares, and provided that subscriptions totaling at least BRL 8 billion have been received, the Board of Directors shall be authorized to partially approve the capital increase, with any unsubscribed shares being canceled, in which case the amount of the capital increase and the number of shares issued shall be adjusted to the amount effectively subscribed.

Rights of the Subscribed Shares - The new shares will be entitled to receive all benefits in full, including dividends, interest on shareholders´ equity and any other distributions that may be declared by Bradesco as from the approval of the capital increase by the Central Bank of Brazil.

All documents related to the event are available for consultation on the Bradesco Digital Documents Portal, quickly and intuitively, under the “FAQ - Frequently Asked Questions” and “Corporate Documents” sections and through the “Questions” button available on the platform;

Questions regarding the subscription procedures may also be answered by calling +55 (11) 3299-0580, Monday to Friday, from 9:00 a.m. to 6:00 p.m.

EXHIBIT I

OPERATING PROCEDURES FOR THE EXERCISE OF PREEMPTIVE RIGHTS THROUGH THE BRADESCO DIGITAL DOCUMENTS PORTAL

Shareholders of Banco Bradesco S.A. (“Bradesco”) entitled to exercise preemptive rights in connection with the capital increase approved by Bradesco’s Board of Directors on July 29, 2026, and whose shareholdings were recorded in Bradesco’s share registry and custody accounts as of August 4, 2026 (the record date for subscription rights), may exercise their subscription rights during the Preemptive Rights Exercise Period (from August 6, 2026 to September 4, 2026) through the Bradesco Digital Documents Portal, in accordance with the procedures set forth below:

1)       First Access to the Bradesco Digital Documents Portal

Access the following link: https://documentosdigitaiscustodia.bradesco/login

For the “First Access”:

1.	Select the type of user and enter your Individual Taxpayer Registry (CPF) and date of birth (Individual) or National Registry of Legal Entities (CNPJ) and date of incorporation (Legal Entity), as well as the security characters displayed on the screen.
2.	For security purposes, the system will send a verification code to enable password creation and identity confirmation. Accordingly, choose your preferred verification method: phone or e-mail;
3.	Enter the verification code received and create your password.
4.	Once registration has been completed, log in using your CPF or CNPJ and the password you created.

For “Outdated Information”:

  Select “Chat Support” at the bottom of the page.
  Select “Access Issues”.
  Select “Incorrect Information”.
  Select the applicable “User Type”.
  Complete the data verification steps.
  Done! An access token will be provided to enable portal access. Follow the instructions provided through the chat.

2)       Exercise of Subscription Rights:

2.1) Once logged into the Bradesco Digital Documents Portal, click “Subscription” and then “Available Events”:

2.2) Click on the for the open subscription event:

2.3) Under the “Event Details” section:

2.3.1) To indicate your interest in participating in the allocation of unsubscribed shares, enable the option below:

2.3.2) Indicate whether the subscription will be full or partial. If you choose a partial subscription, enter the desired number of shares and disable the “Full Subscription” option:

2.3.3) Select your preferred payment method:

Important: As previously disclosed, shareholders are granted the option to subscribe, in whole or in part, to the capital increase through the automatic offsetting of the Interest on Shareholders’ Equity declared on March 25, 2026 and June 23, 2026, with payment scheduled for September 15, 2026.

Should the shareholder opt for an alternative payment method, the “automatic offsetting” option must be disabled in order to enable the other available payment methods.

As an alternative to the automatic offsetting of the Interest on Shareholders’ Equity, shareholders may elect to pay for the subscription by: (i) debit to a Bradesco checking account, with the amount being fully debited from the shareholder’s account on September 15, 2026; or (ii) PIX, in which case payment must be made upon exercise of the subscription right.

Upon selecting PIX as the payment method and confirming the exercise of the subscription right, a QR Code will be generated for payment at the time of the transaction (as illustrated in the example below):

Important: Should full payment via PIX not be completed by September 4, 2026, the last day of the preemptive rights exercise period, the subscription will be fully canceled.

2.4) Subscription Completion Process:

Upon completing all required steps, review and confirm your registration information and click “Complete” to submit your subscription exercise.

Should it be necessary to update your contact telephone number and/or e-mail address, click “I Need to Update My Information”.

3)       Subscription Status Tracking:

The status of the subscription exercise may be monitored through the “My Requests” option:

Subscriptions to be paid through automatic offsetting, debit to a Bradesco checking account, and PIX payments not yet completed will remain under the status “Pending Payment” until the effective settlement and capitalization within the preemptive rights exercise period.

Shareholders are advised that payments through automatic offsetting and debit to a Bradesco checking account will be automatically processed on the capitalization date, September 15, 2026.

Payment via PIX must be made upon exercise of the subscription right. Should such payment not be completed by September 4, 2026, the last day of the preemptive rights exercise period, the subscription will be canceled in its entirety.

4)       Cancelation of Subscription:

To cancel a subscription exercise, access the “Subscription” section, select “My Requests,” open the options menu for the relevant subscription request, and click “Cancel Request”.

Important: A registered subscription may be canceled up to 24 hours prior to its closing date.

All supporting documents related to the event are available on the Digital Documents Portal through the “FAQ – Frequently Asked Questions” and “Corporate Documents” sections, as well as the “Questions” button, allowing shareholders to access information quickly and easily.

Should you require additional information, please contact us at +55 (11) 3299-0580, Monday through Friday, from 9:00 a.m. to 6:00 p.m.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 29, 2026

BANCO BRADESCO S.A.

By:	/S/André Costa Carvalho
André Costa Carvalho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.